

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

May 28, 2010

Michael J. Wood
Vice President and Chief Accounting Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

Re: **Raytheon Company**
         Form 10-K for the fiscal year ended December 31, 2009
         Filed February 24, 2010
         Definitive Proxy Statement on Schedule 14A
         Filed April 26, 2010
         File No. 001-13699

Dear Mr. Wood:

        We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

1. In future filings, please describe the material elements of the instructions or directions given to the compensation consultant and clearly discuss any other services, in addition to advising you on the amount or form of executive compensation, that the compensation consultant provided to you. Also, in future filings, please disclose whether the compensation consultant provided additional services to the company in an amount in excess of $120,000, and, if so, disclose the aggregate fees the consultant received for recommending the amount or form of executive compensation and the aggregate fees the consultant received for additional services. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director